SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated August 10, 2006

2.	News Release dated August 11, 2006

3.	Interim Report to Shareholders for the Three and Six Month Periods Ended June 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE – Thursday, August 10, 2006
2006 2nd Quarter Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, August 10th – Ainsworth invites investors and media to listen-in to its second quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive Vice-President, Michael Ainsworth, will discuss the company’s second quarter results, which will be released at the end of the working day on Friday, August 11th, 2006.
The conference call will take place on Wednesday, August 16th, 2006 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1-800-337-2650, Reservation #21301552. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21301552. This recording will be available until August 23rd, 2006.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
August 11, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2006

Unaudited	Three months ended		Six months ended
($ millions, except per share data)	June 30		June 30
	2006	2005	2006	2005
Sales	$234.3	$329.9	$526.8	$675.5
Operating (loss) earnings	(6.0)	77.6	40.2	186.4
Foreign exchange gain (loss) on long-term debt	40.6	(12.6)	36.9	(18.5)
Net income	27.3	31.3	50.0	86.5
Earnings: $ per share	1.87	2.14	3.41	5.90
Adjusted EBITDA (1)	13.5	104.9	91.0	238.4
Cash provided by operating activities	20.4	73.1	40.0	88.2
(1) Adjusted EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets, finance expense, tax expense and foreign exchange gain/(loss) on long-term debt.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended June 30, 2006.
The second quarter of 2006 was characterized by falling market prices for commodity OSB. The average benchmark North Central OSB price was U.S.$238 per msf (on a 7/16th-inch basis) compared to U.S.$297 per msf in the comparative period of 2005. Company shipment volumes decreased 9.9% compared to the second quarter of 2005. On a year to date basis, the 2006 shipment volumes were 4.9% lower than the volumes sold in the first six months of 2005. The reduction in shipment volumes in the second quarter of 2006 was primarily due to the extensive downtime taken at our Grand Rapids facility.
The decline in sales prices and volumes reduced both sales and operating earnings. Sales were further reduced by the continuing strength of the Canadian dollar. During the second quarter we recorded a $6.7 million write down on log inventories at our Minnesota operations, reflecting our assessment of net realizable value of logs in the current poor OSB pricing environment. These events combined to reduce adjusted EBITDA to $13.5 million for the quarter versus an adjusted EBITDA of $104.9 million for the second quarter of 2005. Foreign exchange gains on long term debt and income tax recoveries helped offset the decline in operating earnings. The foreign exchange gain in the quarter was $40.6 million and $36.9 million year to date.
Cash provided by operating activities was lower than 2005 for both the quarter and the year to date as a result of the decline in net income. We ended the quarter with adjusted working capital of $323.2 million, compared to $340.2 million as at December 31, 2005. Capital spending on the expansion of our Grande Prairie facility and the modernization of our Grand Rapids facility continued throughout the second quarter. Capital spending was $48.8 million for the quarter compared to $5.5 million in the second quarter of 2005. During the quarter, we issued an additional U.S.$75.0 million in senior unsecured notes. The proceeds from this issue of debt are intended to partially fund the expansion of the Grande Prairie facility.
We also paid dividends of $1.00 per share during the second quarter, reflecting our strong 2005 performance.
We will hold a conference call on Wednesday, August 16, 2006 at 8:30 A.M. PST (11:30 A.M. EST) to discuss our second quarter results. The dial-in phone number is 1-800-337-2650, Reservation #21301552. To access the post-view line, dial 1-800-558-5253 or 1-416-626-4100, Reservation #21301552. This recording will be available until August 23, 2006.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE AND SIX MONTH PERIODS ENDED
JUNE 30, 2006

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
The second quarter came with some challenges as OSB market prices fell and the Grand Rapids facility was shut down for 61 days.
Operating Results
Benchmark OSB prices have declined from the record high prices reached during 2005. Our value-added products have not been affected to the same extent as these products continue to sell at premium prices.
Shipment volumes were reduced by 9.9% compared to the second quarter of 2005 as a result of an extended shutdown at our Grand Rapids facility. The scheduled 35-day shutdown to modernize key equipment at this facility was extended to 61 days because some of the components installed were defective.
During the quarter, we issued an additional U.S.$75.0 million in senior unsecured notes. The proceeds from the issue of this debt are intended to partially fund the expansion of the Grande Prairie facility.
We paid dividends of $1.00 per share during the second quarter, reflecting our strong 2005 performance.
Financial Results
Our financial results for the quarter and the year to date show the effect of the decline in OSB market prices and the continued strengthening of the Canadian dollar compared to the U.S. dollar. The declining prices reduced gross margins on commodity OSB while the strong Canadian dollar decreased realized sales prices. We also wrote down $6.7 million of log inventories at our Minnesota facilities. This write down was based on the costs we estimate we can recover at forecasted OSB prices and production costs. As a result, both quarterly adjusted EBITDA and year to date adjusted EBITDA were lower than the same period in 2005. Earnings per share for the year to date were $3.41 compared to $5.90 in 2005. The decrease in net income resulted in a corresponding decrease in cash generated from operations. In spite of the decline in net income and cash from operations in the quarter, our liquidity and working capital position remained strong. Adjusted working capital was $323.2 million as at June 30, 2006 compared to $340.9 million as at December 31, 2005.
Outlook
We continue to progress with the expansion of our Grande Prairie facility and the modernization of our Minnesota facilities. These projects are expected to enable us to expand the production volume of value-added products while achieving low production costs, strengths that will help us face the challenges of the future.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
August 14, 2006

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Quarter and Six Months Ended June 30, 2006
This management’s discussion and analysis is presented as at August 14, 2006. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of structural engineered wood products, including oriented strand board (“OSB”) and specialty overlaid plywood. In 2005, APA, The Engineered Wood Association, ranked us as the fourth largest manufacturer of OSB in North America, with three OSB manufacturing facilities in Canada and a 50% ownership interest in a fourth Canadian OSB facility, located in High Level, Alberta. We also own and operate three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, Ainsworth is one of the largest manufacturers of specialty overlaid concrete-form plywood products in North America.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion currently underway at our Grande Prairie facility. When completed, the expanded facility will be able to produce both OSB and laminated strand lumber (“LSL”), which is an engineered wood product alternative to traditional lumber products.
Review of Operating Results
The second quarter of 2006 was characterized by falling market prices for commodity OSB. The average benchmark North Central OSB price was U.S.$238 per msf (on a 7/16th-inch basis) compared to U.S.$297 per msf in the comparative period of 2005. Our shipment volumes decreased 9.9% in the second quarter of 2006 compared to the second quarter of 2005. On a year to date basis, the 2006 shipment volumes were 4.9% lower than the volumes sold in the first six months of 2005. The reduction in shipment volumes was primarily due to the extensive downtime taken at our Grand Rapids facility.
In the first quarter of 2006, production at our Grand Rapids facility was interrupted by a fire and a mechanical breakdown. In total 14.7 days of production were lost. In the second quarter, the same facility was shut for a scheduled 35 day period to revitalize the press and to perform other general maintenance. The shut was extended to 61 days as some of the newly installed press components were found to be defective. Subsequent to the end of the second quarter, we notified the manufacturers of the faulty components that we will be seeking compensation for damages.
Our expansion of the Grande Prairie mill continues to be the major strategic focus for 2006. The project is on schedule for completion in the spring of 2007 at an estimated cost of $288.0 million. When complete, the new facility will have the flexibility to produce either 600 mmsf of OSB or 365 mmsf of LSL. We have budgeted to spend approximately $180.0 million on this project in 2006, of which approximately $30.0 million was spent in the second quarter and $70.0 million for the year to date.

Review of Financial Results
OSB commodity prices declined in the first half of 2006, resulting in lower sales revenues and operating earnings for both the second quarter and the year to date comparison.
Financial Summary

	Q2 - 06	Q2 - 05	YTD - 06	YTD - 05

(in millions)
Sales	$234.3	$329.9	$526.8	$675.5
Costs and expenses	240.3	252.3	486.6	489.1
Operating (loss) earnings	(6.0)	77.6	40.2	186.4
Net income	27.3	31.3	50.0	86.5
Adjusted EBITDA (1)	13.5	104.9	91.0	238.5
(1) Adjusted EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense) and is calculated as follows:

	Q2 - 06	Q2 - 05	YTD - 06	YTD - 05

(in millions)
Net Income	$27.3	$31.3	$50.0	$86.5
Add:
Amortization of capital assets	24.3	25.4	51.0	50.3
Finance expense	18.4	19.7	35.4	37.2
Income tax (recovery) expense	(15.9)	15.9	(8.5)	46.0
Foreign exchange (gain) loss	(40.6)	12.6	(36.9)	18.5

Adjusted EBITDA	$13.5	$104.9	$91.0	$238.5

Net Income
Net income for the three months ended June 30, 2006 was $27.3 million, which represents a $4.0 million reduction from the same period in 2005. Net income year to date was $50.0 million, a $36.5 million reduction compared to the same period in 2005. Reduced sales revenue due to lower selling prices for our products was the major cause of these reductions. Foreign exchange gains on our long-term debt and income tax recoveries helped to mitigate the negative effect of the declining sales revenue. The foreign exchange gain on long-term debt for the second quarter of 2006 was $40.6 million compared to a $12.6 million loss in the second quarter of 2005. For the 2006 year to date, the foreign exchange gain on long-term debt was $36.9 million compared to an $18.5 million loss for the same period in 2005.
Adjusted EBITDA
Adjusted EBITDA was $13.5 million for the second quarter of 2006. This was $91.4 million less than in the same period in 2005. The decline in adjusted EBITDA reflects reduced gross margins which resulted from the deterioration of OSB market prices coupled with the strengthening of the Canadian dollar. The average exchange rate was twelve cents higher in the second quarter of 2006 compared to the second quarter of 2005. While sales from our U.S. mills are naturally hedged by U.S. production costs, our Canadian operations are exposed to fluctuations in the U.S. dollar. The negative impact of the rise in the Canadian dollar was estimated to be a $10.9 million reduction in adjusted EBITDA for the second quarter of 2006 when compared to the second quarter of 2005. In addition, during the second quarter we booked a $6.7 million write down on log inventories at our Minnesota operations, as maintaining high log costs was no longer supportable in this poor OSB pricing environment.
Year to date adjusted EBITDA of $91.0 million was $147.5 million less than 2005. The combination of lower sales prices, higher production costs, log write downs and a stronger Canadian dollar compressed our OSB and plywood margins.

Sales
Total sales for the second quarter were $234.3 million. This was 29.0% lower than second quarter 2005 sales of $329.9 million. Year to date sales as at June 30, 2006 were $526.8 million, 22.0% lower than the sales recorded in 2005.
Total Company Sales for the Three Months Ended June 30
(in millions of Canadian dollars)
OSB Sales
OSB sales in the second quarter were $209.7 million compared to $302.7 million in the same period of 2005. The reduction was due to lower OSB market prices and a stronger Canadian dollar. Our average OSB price for the second quarter of 2006 was 23.1% lower than in 2005, causing $63.0 million of the total decrease in OSB sales. Shipment volumes decreased 9.9% compared to 2005 primarily as a result of the shutdown of our Grand Rapids mill for much of the second quarter.
Company average OSB prices for the Three Months Ended June 30
(in Canadian dollars per msf 3/8”)
OSB sales for the year to date were $476.5 million, $144.7 million less than the comparable period in 2005. Our average OSB price for the six months ended June 30 was $305 per msf (on a 3/8th-inch basis) in 2006 compared to $378 per msf in 2005. This 19.3% decline in price caused most of the decrease in year to date OSB sales revenues. Volumes were 4.9% lower in the first six months of 2006 compared to 2005 as the shutdown at our Grand Rapids facility reduced the volume available for sale.
Specialty Overlaid Plywood and Other Products
Plywood and other sales were $24.5 million in the second quarter, a $2.7 million decrease from the second quarter of 2005. Sales prices realized by our plywood mill were negatively affected by the strengthening of the Canadian dollar. Due to a week-long maintenance shutdown at our Savona plywood facility in the second quarter, plywood sales volumes were 7.0% lower than those recorded in the second quarter of 2005.
Year to date plywood and other sales of $50.3 million decreased $3.9 million compared to 2005. Plywood sales volumes are consistent on a year to year comparative basis.

Costs of Products Sold (Exclusive of Amortization)
The cost of OSB sold was $179.7 million in the second quarter of 2006, compared to $193.7 million in 2005. The most significant factor affecting cost of OSB sold was the shutdown at our Grand Rapids facility, which caused a 6.5% decrease in OSB production volumes for the quarter. The production curtailment at Grand Rapids was partially offset by record production levels at our Barwick facility in April.
Cost of OSB sold was also impacted by a $6.7 million write down of log inventories. Despite the decline in log costs that we have realized during the first and second quarter of 2006, the continued deterioration in OSB sales prices prompted the write down of log inventories on hand at June 30, 2006 at our Minnesota mills. The write down reflected the value of the logs on hand at their estimated net realizable value, calculated based on estimated conversion costs and forecasted market prices for OSB.
Compared to the second quarter of 2005, wood costs increased across all of our mills. Resin costs were lower than 2005 at most of our mills in 2006 while wax costs increased overall. Natural gas prices were not significantly different between the second quarter of 2006 and the second quarter of 2005.
Year to date cost of products sold was $7.9 million less in 2006 as compared to 2005. This reflects the combined effect of the reduction in production levels in the second quarter of 2006 partially offset by higher input costs (fibre, resin and energy) in the first quarter of 2006 compared to 2005 and the negative impact of the write down of log inventories in the second quarter of 2006.
Selling and Administration
Selling and administration expense increased by $3.9 million compared to the second quarter of 2005. This represents growth in our business activity as well as an increase in management compensation accruals and professional fees related to legal actions and Sarbanes-Oxley compliance. These factors also led to a $4.6 million increase in selling and administration for the year to date compared to the same period in 2005.
Amortization of Capital Assets
Amortization of capital assets was $1.0 million lower in the second quarter of 2006 compared to 2005. The decrease primarily reflects the decrease in production volumes as our manufacturing facilities are amortized based on the units-of-production method. The strong Canadian dollar relative to the U.S. dollar further reduced amortization expense as the Canadian dollar equivalent of the amortization of our U.S. assets is lower when the Canadian dollar is strong.
For the year to date, amortization expense was $0.7 million higher than in 2005. During the first quarter of 2006 we increased the amortization taken on the press at Grand Rapids as a result of our reassessment of its useful life due to our decision in that quarter to revitalize the press.
Finance Expense
The 2006 second quarter finance expense was $1.3 million less than 2005 as a result of the loss recognized on the repurchase of long-term debt in 2005. Our interest expense and amortization of financing costs increased only slightly in 2006 as a result of the new senior notes issued in April.
On a year to date basis, finance expense in 2006 was $1.8 million less than 2005. This decrease reflects the additional expense in 2005 associated with the repurchase of long-term debt as well as the effect of translating interest expense to Canadian dollars at a stronger exchange rate.

Other Income (Expense)
The fluctuation in other income (expense) for both the second quarter and the year to date was caused by operating foreign exchange, interest income, and other sundry items.
Income Taxes
Income tax in the second quarter of 2006 was a recovery of $15.9 million compared to a $15.9 million expense in the second quarter of 2005. The variance in income taxes from our statutory rate reflects certain permanent differences, including the non-taxable portion of foreign exchange gain on our US dollar debt, and a $10.7 million reduction in future income tax liabilities due to the substantive enactment of reductions in the statutory provincial and federal tax rates as presented in the 2006 provincial and federal budgets. The year to date recovery was $8.5 million compared to an expense of $46.0 million in the same period of last year.
Liquidity and Capital Resources
Despite the reduction in the selling prices of our products, our balance sheet remains strong. We augmented our liquidity position in the second quarter with the issuance of U.S.$75.0 million in senior unsecured notes. These funds will support ongoing capital expenditures that are associated with the expansion of the Grande Prairie facility. Cash and cash equivalents as at June 30 2006 were $123.9 million compared to $209.2 million as at December 31, 2005. Adjusted working capital was $323.2 million as at June 30, 2006 compared to $340.2 million at December 31, 2005. Adjusted working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes). We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

	Q2 - 06	Q4 - 05

Current assets	$452.6	$467.5
Restricted cash	(42.7)	(39.0)
Timber licence deposits	—	(6.0)
Current liabilities	(116.9)	(113.7)
Current portion of future income taxes	30.2	31.4

Adjusted working capital	$323.2	$340.2

During the second quarter, we reclassified the timber licence deposit to other assets to reflect the long-term nature of the benefit to be realized from this asset.
Cash provided by operating activities was lower in 2006 compared to 2005, both for the quarter and the year to date, as a result of the decrease in net income. The most significant change in non-cash working capital was in income taxes receivable. In 2005 we made large tax installments in both the first and second quarters whereas in 2006 these installments are not necessary due to changes in our tax structure.

	Q2 - 06	Q2 - 05	YTD - 06	YTD - 05

(in millions)
Cash provided by operating activities	$20.4	$73.1	$40.0	$88.2
Cash provided by operating activities excluding the effects of changes in non-cash working capital (1)	(7.4)	100.8	51.1	220.1
Additions to capital assets	48.8	5.5	91.4	17.5
(1) Cash provided by operating activities, excluding the effects of changes in non-cash working capital is a non-GAAP measure and consists of cash provided by operating activities less changes in non-cash working capital.

Cash provided by financing activities was $70.9 million for the second quarter of 2006 as we issued new debt in April and paid a $1.00 per share dividend in June. Although we have paid dividends in each of the last three years, this does not represent the commencement of a regular dividend policy. On a year to date basis, cash provided by financing activities was $70.9 million in 2006 compared to cash used in financing activities of $45.9 million in 2005. In 2006 we issued new long-term debt whereas in 2005 we repurchased long-term debt.
Cash used in investing activities was higher in 2006 compared to 2005, both for the quarter and for the year to date. This reflects the investment of excess cash reserves in commercial paper and our ongoing capital expenditures, which were $48.8 million in the second quarter of 2006 ($43.3 million higher than in the same period in 2005). Most of the spending in 2006 was related to the construction of the second production line at Grande Prairie and the revitalization of the press at Grand Rapids. We have outstanding commitments of $124.2 million related to the Grande Prairie construction, which are expected to become payable over the next nine months. On a year to date basis, cash used in investing activities was $194.5 million in 2006, which is an increase of $130.2 million from 2005. The increase is due to our short-term investments and capital expenditures related to Grande Prairie and Grand Rapids.
Our $100.0 million revolving credit facility, in place to support short-term liquidity requirements as necessary, was not utilized as at June 30, 2006.
Off-Balance Sheet Arrangements
We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $42.7 million at June 30, 2006, for which cash has been pledged as collateral. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.
Contingencies
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company believes the allegations against it in these claims are entirely without merit. The Company will reflect such outcome, if any, in future operating results.
In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.
While the final outcome with respect to the actions outstanding or pending as at June 30, 2006 cannot be predicted with certainty, the Company believes that either an adequate provision has been made or the outcome will not have a material effect on the Company’s financial position, earnings or cash flows.
Related Party Transactions
During the quarter, we paid $30,000 (2005: $30,000) to a company owned by our officers for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04

(in millions, except per share data, unless otherwise noted)
Sales and earnings
Sales	$234.3	$292.6	$302.1	$270.7	$329.9	$345.6	$253.0	$225.2
Operating earnings (loss)	(6.0)	46.3	45.1	26.1	77.6	108.8	27.5	87.4
Foreign exchange gain (loss) on long-term debt	40.6	(3.8)	(0.2)	47.0	(12.6)	(5.9)	46.1	33.5
Net income	27.3	22.7	19.9	46.8	31.3	55.1	52.4	71.1
Earnings per share	1.90	1.55	1.36	3.19	2.14	3.76	3.58	4.85

Balance sheet
Total assets	1,561.8	1,558.5	1,513.0	1,499.8	1,505.7	1,509.1	1,432.7	1,424.2
Total long-term debt	908.9	863.7	859.5	858.9	905.6	923.1	916.9	962.2
Common shares (1)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	453.0	440.4	417.7	397.3	350.5	333.9	278.7	216.0
Cash dividends declared:
$ per share	1.00	—	—	—	1.00	—	—	1.00
Cash provided by operating activities	20.4	19.6	30.3	43.3	73.1	15.1	58.3	111.7

Key statistics
OSB shipments (mmsf 3/8”)	754.7	807.4	782.2	804.0	837.5	805.6	778.4	503.7
Average OSB price ($/msf)	277.9	330.4	349.6	303.0	361.4	395.4	292.5	397.1
(1) At August 14, 2006, the Company had 14,649,140 issued common shares.
(2) In Q3-04, the Company acquired three OSB facilities in Minnesota.
Segmented Information
Our geographic distribution of sales was as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
United States	$211,596	$299,918	$481,003	$606,560
Canada	15,531	21,069	31,597	51,512
Asia	5,421	6,228	9,609	11,401
Europe	1,719	2,677	4,616	5,997

	$234,267	$329,892	$526,825	$675,470

Capital assets attributed to countries based on location were as follows:

	June 30	December 31
	2006	2005
Canada	$522,447	$437,768
United States	409,158	438,128

	$931,605	$875,896

The increase in Canadian capital assets is attributable to the addition of the second production line at Grande Prairie while most of the decline in the U.S. assets is the result of foreign exchange translation resulting from the strong Canadian dollar.

Other Business Activities
During the first quarter, we received the required consents from the holders of our U.S.$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 and of our U.S.$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the indentures relating to the Notes with the covenant in the indenture relating to our 7.250% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.
On April 11, 2006 we entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement by Ainsworth of U.S.$75.0 million aggregate principal amount of new senior unsecured notes. The notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the notes is payable quarterly, beginning on June 30, 2006. The net proceeds of the offering are intended to partially finance the construction of the second production line at the Grande Prairie, Alberta facility. The closing of the offering of the notes occurred on April 18, 2006.
On May 1, 2006 we reached an agreement with the union representing employees at the Grand Rapids mill. The six year contract affects 130 employees and has been ratified by the union.
On May 9, 2006, we signed an Agreement with the Government of Manitoba for the future construction and operation of an engineered wood production facility in an area north and east of Winnipeg, Manitoba. As part of the commitment, we are required to provide a $2.5 million performance security. In return we will be offered a Forest Management Licence for 838,000 cubic meters of suitable timber per year on a renewable 20 year basis. The Agreement is subject to a successful process of consultation with First Nations communities, and the successful negotiation and execution by all parties of related Operation Agreements and approvals.
Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. The Company has not made any changes in accounting policies since December 31, 2005.
Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. Net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management’s estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss Contingencies. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2005.

Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2005 or in the first six months of 2006.
Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.
Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
Disclosure Controls
We have established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Board and the Audit Committee.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

	June 30, 2006	December 31, 2005
Selected Balance Sheet Items ($000’s)
Cash	$123,926	$209,201
Short-term investments	94,762	—
Restricted cash	42,705	39,016
Adjusted working capital	323,298	340,154
Total assets	1,561,757	1,513,002
Total debt	908,926	859,540
Shareholders’ equity	426,639	415,169

		Three months ended June 30		Six months ended June 30
		2006	2005	2006	2005
Reconciliation of Net Income to Adjusted EBITDA ($000’s)
Net Income		$27,335	$31,332	$50,001	$86,452
Add:	Amortization of capital assets	24,353	25,326	51,009	50,280
	Finance expense	18,436	19,693	35,371	37,167
	Income tax (recovery) expense	(15,939)	15,933	(8,459)	45,990
	Foreign exchange loss (gain) on long-term debt	(40,637)	12,587	(36,887)	18,480

Adjusted EBITDA {Note 1}		$13,548	$104,871	$91,035	$238,369

Product Sales ($000’s)
OSB		$209,727	$302,679	$476,466	$621,210
Plywood		21,680	23,633	44,543	47,337
Veneer		2,455	2,474	4,978	4,825
Chips		405	1,106	838	2,098

		$234,267	$329,892	$526,825	$675,470

Geographic Sales Distribution ($000’s)
USA		$211,596	$299,918	$481,003	$606,560
Canada		15,531	21,069	31,597	51,512
Asia		5,421	6,228	9,609	11,401
Europe		1,719	2,677	4,616	5,997

		$234,267	$329,892	$526,825	$675,470

Product Shipment Volumes
OSB	(msf-3/8")	754,698	837,522	1,562,081	1,643,115
Plywood	(msf-3/8")	32,994	35,463	66,830	71,863
Veneer	(msf-3/8")	12,048	11,424	24,209	22,023
Chips	(BDUs)	8,181	13,084	20,952	24,721

Production Volumes
OSB	(msf-3/8")	753,880	808,847	1,553,406	1,616,871
Plywood	(msf-3/8")	29,463	35,539	67,108	72,993
Veneer	(msf-3/8"){Note 2}	36,343	56,262	92,628	105,824
Chips	(BDUs)	8,181	13,084	20,952	24,721
Note 1: Adjusted EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense).
Note 2: Includes transfer volumes to Savona (for plywood production).

About Ainsworth

Ainsworth Lumber Co. Ltd. Is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.3 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Common shares of Ainsworth Lumber Co. Ltd. are
traded on the Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of dollars)
Unaudited

	June 30	December 31
	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$123,926	$209,201
Short-term investments (Note 3)	94,762	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005: $Nil)	54,194	61,579
Inventories (Note 4)	105,914	108,530
Income taxes receivable	25,565	28,409
Prepaid expenses	5,568	14,762
Restricted cash	42,705	39,016
Timber licence deposits	—	5,998

	452,634	467,495
Capital Assets	931,605	875,896
Intangible Assets	13,641	14,209
Other Assets	60,907	52,432
Goodwill	102,970	102,970

	$1,561,757	$1,513,002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$37,986	$30,348
Accrued liabilities	48,645	51,979
Current portion of future income taxes	30,229	31,362

	116,860	113,689
Reforestation Obligation	3,285	4,348
Long-term Debt (Note 5)	908,926	859,540
Future Income Taxes	106,047	120,256

	1,135,118	1,097,833

Commitments (Note 10)
Contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(82,225)	(58,343)
Retained earnings	453,037	417,685

	426,639	415,169

	$1,561,757	$1,513,002

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except share and per share data)
Unaudited

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Sales	$234,267	$329,892	$526,825	$675,470

Costs and Expenses
Costs of products sold (exclusive of amortization)	204,435	219,238	415,833	423,696
Selling and administration	11,536	7,754	19,739	15,079
Amortization of capital assets	24,353	25,326	51,009	50,280

	240,324	252,318	486,581	489,055

Operating (Loss) Earnings	(6,057)	77,574	40,244	186,415

Finance Expense
Interest	17,077	16,978	32,783	33,228
Amortization of financing costs and fees	1,359	1,230	2,588	2,454
Loss on repurchase of long-term debt	—	1,485	—	1,485

	18,436	19,693	35,371	37,167

Other (Expense) Income	(4,748)	1,971	(218)	1,674
Foreign Exchange Gain (Loss) on Long-term Debt	40,637	(12,587)	36,887	(18,480)

Income Before Income Taxes	11,396	47,265	41,542	132,442
Income Tax (Recovery) Expense (Note 8)	(15,939)	15,932	(8,459)	45,989

Net Income	27,335	31,333	50,001	86,453
Retained Earnings, Beginning of Period	440,351	333,862	417,685	278,742
Dividends Paid (Note 12)	(14,649)	(14,649)	(14,649)	(14,649)

Retained Earnings, End of Period	$453,037	$350,546	$453,037	$350,546

Basic and diluted earnings per common share	$1.87	$2.14	$3.41	$5.90

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars)
Unaudited

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$27,335	$31,333	$50,001	$86,453
Amounts not affecting cash
Amortization of capital assets	24,353	25,326	51,009	50,280
Amortization of deferred financing costs and fees	1,359	1,230	2,588	2,454
Foreign exchange (gain) loss on long-term debt	(40,637)	12,587	(36,887)	18,480
Loss on repurchase of long-term debt	—	1,485	—	1,485
Gain on disposal of capital assets	—	(11)	—	(11)
Change in non-current reforestation obligation	(502)	(399)	(1,063)	5
Future income taxes	(19,307)	29,261	(14,513)	60,938
Change in non-cash operating working capital (Note 9)	27,846	(27,676)	(11,102)	(131,860)

Cash provided by operating activities	20,447	73,136	40,033	88,224

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	—	(131)	—	(174)
Proceeds from issue of long-term debt	85,507	—	85,507	—
Repurchase of long-term debt	—	(31,062)	—	(31,062)
Dividends paid	(14,649)	(14,649)	(14,649)	(14,649)

Cash provided by (used in) financing activities	70,858	(45,842)	70,858	(45,885)

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(54,710)	—	(94,762)	—
Restricted cash	(5,875)	(4,084)	(3,689)	(4,107)
Additions to capital assets	(48,838)	(5,521)	(91,431)	(17,507)
Increase in other assets	(1,186)	(4,580)	(4,648)	(6,447)
Proceeds on disposal of capital assets	—	11	—	11
Timber licence deposits	—	—	—	(36,249)

Cash used in investing activities	(110,609)	(14,174)	(194,530)	(64,299)

Effect of foreign exchange rate changes on cash and cash equivalents	(22)	—	(1,636)	—

NET CASH OUTFLOW	(19,326)	13,120	(85,275)	(21,960)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	143,252	170,983	209,201	206,063

CASH AND CASH EQUIVALENTS, END OF PERIOD	$123,926	$184,103	$123,926	$184,103

SUPPLEMENTAL INFORMATION
Taxes paid	$2,000	$9,917	$2,101	$59,305

Interest paid	$28,536	$24,698	$31,929	$27,670

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2006 and 2005
(Figures are in thousands of Canadian dollars unless indicated otherwise)
Unaudited
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2005 annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. (formerly Chatham Forest Products, Inc.), and Ainsworth Engineered Canada Limited Partnership.

Other Information Regarding Canadian GAAP
i.	Comprehensive Income. Commencing with the Company’s 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising from unrealized changes in the values of financial instruments.

ii.	Business Combinations. Commencing with the Company’s 2007 fiscal year, the proposed amended recommendations of the CICA for accounting for business combinations will apply to the Company’s business combinations, if any, with an acquisition date of January 1, 2007, or later. Whether the Company would be materially affected by the proposed amended recommendations would depend upon the specific facts of the business combinations, if any, occurring on or after January 1, 2007. Generally, the proposed recommendations will result in measuring business acquisitions at the fair value of the acquired entities and a prospectively applied shift from a parent company conceptual view of consolidation theory (which results in the parent company recording the book values attributable to non-controlling interests) to an entity conceptual view (which results in the parent company recording the fair values attributable to non-controlling interests).

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2006 and 2005
Unaudited
2.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
United States	$211,596	$299,918	$481,003	$606,560
Canada	15,531	21,069	31,597	51,512
Asia	5,421	6,228	9,609	11,401
Europe	1,719	2,677	4,616	5,997

	$234,267	$329,892	$526,825	$675,470

Capital assets attributed to countries based on location are as follows:

	June 30	December 31
	2006	2005
Canada	$522,447	$437,768
United States	409,158	438,128

	$931,605	$875,896

Goodwill of $102,970 (2005: $102,970) is attributable to the acquisition in 2004 of Voyageur Panel Canada Limited which is located in Canada.

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper with market values closely approximating book values at June 30, 2006.

4.	INVENTORIES

	June 30	December 31
	2006	2005
Logs	$49,122	$52,001
Panel products	18,387	20,652
Materials and supplies	38,405	35,877

	$105,914	$108,530

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2006 and 2005
Unaudited
5.	LONG-TERM DEBT

On April 11, 2006 the Company entered into a purchase agreement with Deutsche Bank Securities Inc. in connection with the private placement of $85.5 million (U.S.$75.0 million) aggregate principal amount of new Senior Unsecured Notes. The Notes mature on April 1, 2013 and bear interest at a rate per annum, reset quarterly, equal to LIBOR plus 4%. Interest on the Notes is payable quarterly beginning on June 30, 2006. The net proceeds of the offering will partially finance the construction of a second production line at the Grande Prairie, Alberta facility. The closing of the offering of the Notes occurred on April 18, 2006.

The balances of the outstanding long-term debt at June 30, 2006 are as follows:

	June 30	December 31
	2006	2005
U.S.$275,000 (2005: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$306,955	$319,825

U.S.$153,540 (2005: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	171,381	178,567

U.S.$210,000 (2005: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	234,402	244,230

U.S.$110,000 (2005: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	122,782	127,930

U.S.$75,000 (2005: $Nil) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	83,715	—

U.S.$1,351 (2005: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,508	1,571

	920,743	872,123
Unamortized deferred debt discount	(11,817)	(12,583)

	$908,926	$859,540

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2006 and 2005
Unaudited
6.	PENSION EXPENSE

For the three month period ended June 30, 2006, pension expense related to the Company’s defined benefit plans was $1,408 (2005: $1,050). For the six month period ended June 30, 2006, pension expense related to defined benefit plans was $3,003 (2005: $2,053). Pension expense related to defined benefit plans was estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain was calculated in a manner consistent with that disclosed in the annual audited financial statements and was not considered significant to disclose separately. The Company made contributions of $2,264 for the three month period ended June 30, 2006 (2005: $Nil) and contributions of $2,264 for the six month period ended June 30, 2006 (2005: $337).

7.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2005: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

8.	INCOME TAXES

During the quarter, the variance in income taxes from our statutory rate reflects certain permanent differences, including the non-taxable portion of foreign exchange gain on our US debt, and a $10.7 million reduction in future income tax liabilities due to the substantive enactment of reductions in the statutory provincial and federal rates as presented in the 2006 provincial and federal budgets.

9.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Accounts receivable	$11,478	$10,273	$3,825	$(10,285)
Inventories	43,265	30,113	(1,715)	(7,605)
Income taxes receivable	(342)	(25,589)	2,454	(76,761)
Prepaid expenses	(34)	(3,206)	4,417	(2,539)
Accounts payable and accrued liabilities	(26,521)	(39,267)	(20,083)	(34,670)

	$27,846	$(27,676)	$(11,102)	$(131,860)

10.	COMMITMENTS

As part of the Grande Prairie expansion project, the Company entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $124.2 million (December 31, 2005: $150.0 million). The terms of the contracts are varied and extend to 2007.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and six month periods ended June 30, 2006 and 2005
Unaudited
11.	CONTINGENCIES

In February and March 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company believes the allegations against it in these claims are entirely without merit. The Company will reflect such outcome, if any, in future operating results.

In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.

While the final outcome with respect to the actions outstanding or pending as at June 30, 2006 cannot be predicted with certainty, the Company believes that either an adequate provision has been made or the outcome will not have a material effect on the Company’s financial position, earnings or cash flows.

12.	DIVIDENDS

On June 22, 2006 the Company paid a cash dividend of $1.00 (2005: $1.00) per common share to holders of record of common shares as of the close of business on June 8, 2006.